Exhibit (a)(6)(D)

EFiled: Feb 23 2005 6:13 PM EST
Filing ID 5202529

[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

X
PETER J. CALCAGNO,	:
:
Plaintiff,	:
	:	C. A. NO. 1125-N
vs.	:
:
EON LABS, INC., NOVARTIS AG, THOMAS	:
STRUNGMANN, BERNHARD HAMPL, MARK R.	:
PATTERSON, FRANK F. BEELITZ, and	:
DOUGLAS M. KARP,	:
:
Defendants.	X

SHAREHOLDER’S CLASS ACTION COMPLAINT

Plaintiff, through counsel, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 2 and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                       This is a stockholder’s class action on behalf of the public stockholders of defendant Eon Labs, Inc. (“Eon” or the “Company”), against certain of its officers and directors and others to enjoin the proposed acquisition of the outstanding shares of Eon common stock by defendant Novartis AG (“Novartis”).  As set forth below, Novartis has entered into two definitive agreements, the first of which involves the acquisition of Hexal AG (“Hexal”), a privately owned German pharmaceutical company that holds approximately 67.7% of Eon through a subsidiary company, and the second of which is a merger agreement with Eon pursuant to which a wholly-owned subsidiary of Novartis will commence a cash tender offer to acquire all Eon shares not held by the Hexal subsidiary (the “Proposed Transaction”). Novartis then intends to effect a merger to acquire all remaining Eon shares at the offer price of $31.00 per share (the “Merger”).

THE PARTIES

2.                                       Plaintiff Peter J. Calcagno is and at all relevant times has been an owner of Eon common stock.

3.                                       Defendant Eon is a Delaware corporation with its principal executive offices located at 227-15 North Conduit Ave., Laurelton NY 11413. Eon is one of the largest suppliers of generic pharmaceuticals in the United States. Eon produces a broad range of pharmaceuticals in a wide variety of therapeutic categories. Eon maintains a diverse product line consisting of more than 200 products representing various dosage strengths for over 60 drugs. As of November 8, 2004, Eon had over 88 million shares of common stock outstanding, held by hundreds if not thousands of shareholders of record. Eon common stock is listed and traded on NASDAQ NM under the ticker symbol ELAB.

4.                                       Defendant Novartis is Europe’s fourth largest pharmaceutical company and is based in Basel, Switzerland. Novartis operates through 360 independent affiliates in 140 countries and offers its products and services through its Pharmaceutical and Consumer Health divisions. Upon its proposed acquisition of Hexal, Novartis will own approximately 67.7% of Eon. As such, Novartis will effectively control and dominate Eon’s affairs. Novartis, therefore, will be a controlling shareholder and owe fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Eon.

5.                                       At all relevant times, defendants Thomas Strungmann (“Strungmann”), Bernhard Hampl (“Hampl”), Mark R. Patterson (“Patterson”), Frank F. Beelitz (“Beelitz”), and Douglas M. Karp (“Karp”) have served as the directors of Eon (collectively, the “Individual Defendants”).

6.                                       In addition, at all relevant times, defendant Strungmann has served as Eon’s Chairman of the Board and defendant Hampl has served as Eon’s President and Chief Executive Officer. Furthermore, in 1986, defendant Strungmann co-founded Hexal with his twin brother and has served as Co-CEO and Co-President of Hexal since its inception. From May 1995 to October 1995, defendant Hempl was employed by Hexal to evaluate opportunities for Hexal to establish a U.S. subsidiary.

7.                                       By virtue of their positions as directors and/or officers of Eon and/or their exercise of control and dominant ownership over the business and corporate affairs of Eon, each and every of the Individual Defendants and Novartis have, and at all relevant times had, the power to control and influence, and did control and influence and cause Eon to engage in the practices complained of herein. Each Individual Defendant and Novartis owed and owes Eon and its stockholders fiduciary obligations and were and are required to: use their ability to control and manage Eon in a fair, just and equitable manner; act in furtherance of the best interests of Eon and its stockholders; govern Eon in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of Eon and its stockholders.

8.                                       As discussed in detail below, Novartis, in concert with the Individual Defendants, as well as the Individual Defendants, who together control the actions of Eon, have breached their fiduciary duties to Eon’s public stockholders by acting to cause or facilitate Novartis’ acquisition of the publicly-held minority shares of Eon for unfair and inadequate consideration, and colluding in Novartis’ coercive tactics in accompanying such buyout.

9.                                       Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in the case of the Individual Defendants, in their capacity as directors and/or officers of Eon and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

10.                                 Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of itself and all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

11.                                 This action is properly maintainable as a class action for the following reasons:

(a)                                  The Class is so numerous that joinder of all members is impracticable. There are millions of shares of Eon common stock which are outstanding, held by hundreds, if not thousands, of stockholders who are members of the Class.

(b)                                 Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

(c)                                  There are questions of law and fact that are common to the Class and that predominate over any questions affecting individual class members. The common questions include, inter alia, the following:

(i)                                     Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Novartis at the expense of the members of the Class;

(ii)                                  Whether the Individual Defendants, as officers and/or directors of the Company, and Novartis, the controlling stockholder of Eon are violating their fiduciary duties to plaintiff and the other members of the Class;

(iii)                               Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

(iv)                              Whether defendants have initiated and/or timed their buyout of Eon shares to unfairly benefit Novartis at the expense of Eon’s public shareholders.

(d)                                 The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants’ actions.

(e)                                  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

(f)                                    Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

12.                                 The class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class who has suffered or will suffer damages to bring separate actions in various parts of the country.

SUBSTANTIVE ALLEGATIONS

13.                                 On February 21, 2005, Novartis announced that it had entered into two definitive agreements. First, Novartis agreed to acquire 100% of Hexal, a privately-held company that held a 67.7% stake (65.4% fully diluted) in Eon through a subsidiary, namely Santo Holding (Deutschland) AG (“Santo”). Second, Novartis announced a definitive merger agreement with Eon pursuant to which an affiliate of Novartis will commence a tender offer to acquire all outstanding publicly held shares of Eon not held by Santo at a price of $31.00 per share in cash.

14.                                 Also on February 21, 2005, Eon announced that its board of directors, and a purportedly independent special committee thereof (the “Special Committee”) had determined that the Proposed Transaction and Merger were fair to Eon’s public shareholders and recommended that the public shareholders accept the $31.00 per share tender offer.  Eon further announced that both Hexal and Novartis would be merged into Novartis’ Sandoz unit, and that following the transactions defendant Hampl would become CEO of Sandoz U.S., Novartis’ generic pharmaceutical unit based in the United States.  It has also been reported that following the transactions Strungmann and his twin brother will take executive positions within Sandoz.

15.                                 Both the Novartis and Eon press releases touted the outstanding recent financial performance of Eon. Novartis’ announcement noted that “over the past three years alone, Eon labs has produced 15 first-to-market launches and has positioned itself as the market share leader for nearly half of the products in its portfolio.” Eon released its preliminary financial results in the same news release announcing the Proposed Transaction and noted, among other things, that net income for the fourth quarter ended December 31, 2004 would increase by 57.3% while diluted earnings per share would increase by 57.1%. Eon also announced its expectation that net income for the year ended December 31, 2004 would increase by 70.2% and that “diluted earnings per share is expected to be a record $1.32 compared to $0.77 per share for the year 2003, an increase of 71.4%.” Eon also stated that “net sales were a record $431.0 million for the year ended December 31, 2004, compared to $329.5 million for the year 2003, an increase of 30.8%” and that “at December 31, 2004, Eon had $195.8 million of cash and short-term investments and no outstanding debt.”

16.                                 In its press release of February 21, 2005, Novartis also noted that Eon “has a strategic partnership with Hexal AG” and that defendant Strungmann, along with his brother and their families “hold a 67.7% stake in Eon Labs through a holding company.” Given defendant Strungmann’s influence as an officer of Hexal and a director of Eon, the two companies do significant business together, including business related to the drug Cyclosporine, and have entered into various licensing and product agreements.

17.                                 By virtue of its acquisition of Hexal, Novartis is a majority owner of Eon and is, therefore, well aware of the status of Eon’s development and success. In making its inadequate offer to acquire the remaining stock of Eon, Novartis has tried to take advantage of the fact that the market price of Eon stock does not fully reflect the progress and future value of the Company.

18.                                 The value of $31.00 per share to be paid to the class members is unconscionable, unfair and grossly inadequate and constitutes unfair dealing because, among other things, (a) the Intrinsic value of the stock of Eon is materially in excess of the S31.00 value, giving due consideration to the possibilities of growth and profitability of Eon in light of its business, earnings and earnings power, present and future; (b) the $31.00 value is inadequate and offers only a 5.7% premium over Eon’s 52-week average to the public stockholders of Eon; and (c) the $31.00 value is not the result of arm’s-length negotiations, but was fixed arbitrarily by Novartis to “cap” the market price of Eon stock, as part of a plan for Novartis to obtain complete ownership of Eon at the lowest possible price. The intrinsic unfairness in defendants’ actions is also the product of the currently undervalued price of the shares in the marketplace.

19.                                 Because Novartis is in possession of proprietary corporate information concerning Eon’s future financial prospects, the degree of knowledge and economic power between Novartis and the class members is unequal, making it grossly and inherently unfair for Novartis to obtain the remaining Eon shares at the unfair and inadequate price that it has proposed.

20.                                 By offering grossly inadequate value for Eon’s shares and threatening or planning to use its coercive means of control to force the consummation of the transaction, Novartis is violating its duties as a majority shareholder.

21.                                 Any buyout of Eon public shareholders by Novartis on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of

Eon’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

22.                                 Defendants’ fiduciary obligations require them to:

(a)                                  act independently so that the interests of Eon’s public stockholders will be protected;

(b)                                 adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of Eon’s public stockholders; and

(c)                                  provide Eon’s stockholders with genuinely independent representation in any negotiations with Novartis.

23.                                 Because Novartis controls Eon, no auction or market check can be effected to establish Eon’s worth. Thus, Novartis has the power and is exercising its power to acquire Eon’s minority shares and dictate terms which are in Novartis’ best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of Eon’s stock.

24.                                 By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Eon and are engaging in improper, unfair dealing and wrongful and coercive conduct.

25.                                 Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

26.                                 By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiff and the other members of the Class.

27.                                 Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

28.                                 Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Eon’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

29.                                 Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:

A.                                   Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

B.                                     Declaring that the defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches;

C.                                     Enjoining the Proposed Transaction and, if the transaction is consummated, rescinding the transaction;

D.                                    Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

E.                                      Awarding plaintiff the costs and disbursements of this action, including allowance for plaintiff’s attorneys’ and experts’ fees;

F.                                      Granting such other, and further relief as this Court may deem to be just and proper.

DATED: February 23, 2005
MILBERG WEISS BERSHAD & SCHULMAN LLP

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3l47)
Ralph N. Sianni (#4151)
919 N. Market Street, Suite 411
Wilmington, DE 19801
Tel: (302) 984-0597
Fax: (302) 984-0870
-and-
One Pennsylvania Plaza
New York, NY 10119-0165
Tel: (212) 594-5300
Fax: (2l2) 868-1229

Bruce G. Murphy, Esq.
Law Offices of Bruce G. Murphy
265 Llwyds Lane
Vero Beach, FL 32963
Tel: (772) 231-4202
Fax: (772) 234-6608

Attorneys for Plaintiff